Mail Stop 3561

May 30, 2008

James F. McCann
Chief Executive Officer
1-800-FLOWERS.COM, Inc.
One Old Country Road
Carle Place, NY 11514

      Re: **1-800-FLOWERS.COM, Inc.**
               Form 10-K for the fiscal year ended July 1, 2007
               Filed September 13, 2007
               File No. 0-26841

Dear Mr. McCann:

We have reviewed your response letter dated May 14, 2008 and have the following comments. You should comply in all future filings, as applicable. Please confirm in writing that you will do so and explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Item 10. Directors, Executive Officers and Corporate Governance, page 44

1. We note your response to prior comment three in our letter dated May 14, 2008. Please provide us with the disclosure that you would expect to provide in future filings regarding the biographical description of your officers and directors.

Item 11. Executive Compensation, page 44

2. We note your response to prior comment seven in our letter dated May 14, 2008. Please confirm that you will provide in future filings, as you did in your response, the rationale for your range of operational goals the policies and procedures for the review, approval or ratification of the transactions described in this section. Please also provide us with the disclosure that you would expect to provide in future filings regarding quantified goals.

<u>Item 13. Certain Relationships and Related Transactions, and Director Independence, page 44</u>

3. We note your response to prior comment 13 in our letter dated May 14, 2008. Please provide us with the disclosure that you would expect to provide in future filings regarding the review and approval of related person transactions.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Any accounting-related questions may be directed to Regina Balderas, Staff Accountant at (202) 551-3722 or Jim Allegretto, Senior Assistant Chief Accountant at (202) 551-3849. Questions on other disclosure issues may be directed to Mara L. Ransom, Branch Chief, at (202) 551-3264, or me at (202) 551-3720 if you have any questions regarding your filing or this review.

Sincerely,

H. Christopher Owings
Assistant Director